CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

NATIONAL HOLDINGS CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, National Holdings Corporation, a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1.    The name of the corporation is National Holdings Corporation (the “Corporation”).

2.    The original name of the Corporation was Olympic Cascade Financial Corporation and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was September 27, 1996.

3.    The first sentence of the Fourth paragraph of the Certificate of Incorporation is hereby amended to read as follows:

“The total number of shares of all classes of stock which the corporation has authority to issue is Fifty Million Two Hundred Thousand (50,200,000) shares, consisting of two classes: Fifty Million (50,000,000) shares of Common Stock, $0.02 par value per share (the “Common Stock”), and Two Hundred Thousand (200,000) shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”).”

4.    The foregoing amendment was effected pursuant to a resolution of the Board of Directors of said corporation.

5.    Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

Dated: June 12, 2008

By:  /S/ MARK GOLDWASSER
Mark Goldwasser
President and Chief Executive Officer